# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### August 13, 2008

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Sterling Chemicals, Inc.

### File No. 0-50132- CF#22360

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Sterling Chemicals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on July 25, 2008.

Based on representations by Sterling Chemicals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1             through December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Pamela A. Long
Assistant Director